ANOORAQ RESOURCES CORPORATION
Suite 1020 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone (604) 684-6365 Fax (604) 684-8092

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Take notice that the Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Anooraq Resources Corporation (the “Company”) will be held at 1020 - 800 West Pender Street, Vancouver, British Columbia, on Wednesday, June 20, 2007 at 2:00 pm, local time, for the following purposes:

A.	Annual General Meeting Matters

1.	To receive the financial statements of the Company for its fiscal period ended December 31, 2006, together with the auditor’s report thereon.

2.	To elect ten (10) directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

B.	Special Meeting Matters

1.

Option Plan – To consider and, if thought fit, approve an ordinary resolution to provide the annual ratification of the Company’s Share Option Plan, as more particularly set out in the Information Circular prepared for the Meeting.

C.	General Matters

1.

To consider any amendment to, or variation of, any matter identified in this Notice and to transact such further business as may properly come before the Meeting or any adjournment or adjournments thereof.

An Information Circular is attached to this Notice. The Information Circular contains details of matters to be considered at the Meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Information Circular to ensure that your shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, May 24, 2007

BY ORDER OF THE BOARD

Ronald W. Thiessen	Tumelo Motsisi
President and CEO	Deputy CEO and Managing Director